Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF	Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

SPUR VENTURES INC. (the "Company")	1.		To appoint PricewaterhouseCoopers, LLP, Chartered Accountants, as Auditors of the Company for the ensuing year
				For	Withhold
TO BE HELD AT THE KITSILANO ROOM, VANCOUVER MARRIOTT PINNACLE HOTEL, 1128 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA ON WEDNESDAY, JUNE 22, 2005, AT 10:30 AM
	2.		To authorize the directors to fix the remuneration of the Auditors
				For	Withhold

	3.		To determine the number of directors at nine (9)
				For	Against
	4.		To elect as directors all the persons named below:
		OR:	To elect as Director, Steven G. Dean
To elect as Director, Robert G. Atkinson

The undersigned shareholders (“Registered Shareholder”) of the Company hereby appoints, STEVEN G. DEAN, a Director of the Company, or failing this person, ROBERT G. ATKINSON, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

To elect as Director, John Van Brunt
To elect as Director, Robert J. Rennie
To elect as Director, Yingbin Ian He
To elect as Director, W. David Black
To elect as Director, David Cohen
To elect as Director, Ruston Goepel
To elect as Director, Dongdong Huang
				For	Against

	5.		To approve the amendment of the Company’s Stock Option Plan as more fully set out in the Information Circular
				For	Against

	6.		To transact such other business as may properly come before the Meeting
				For	Against

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The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is, or where both choices are, specified, IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED ON A POLL "FOR" ALL SUCH MATTERS. In addition, it is the intention of the person designated in the form of proxy to vote in accordance with their best judgment on amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Company's 2004 Annual Report (which contains the Directors' Report to Shareholders and the Company's audited financial statements for the fiscal year ended December 31, 2004), the Notice of 2005 Annual General Meeting of Shareholders, the accompanying Information Circular dated as of May 13, 2005 and the Notes hereto, and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment(s) thereof.

NOTES: THE SIGNATURE ABOVE MUST CONFORM TO THE NAME OF THE SHAREHOLDER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE SHAREHOLDER (S) OR SUCH SHAREHOLDER (S) ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED SHAREHOLDER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF SUCH COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL SHAREHOLDER (S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER (S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER, OR ATTORNEY AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

A PROXY, TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY’S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY AT THE ADDRESS BELOW, NOT LESS THAT 48 HOURS (EXCLUDING HOLIDAYS AND WEEKENDS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT(S) THEREOF.

REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED ABOVE, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS FIRST MAILED TO THE MEMBER(S).

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1

Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524